Exhibit 99.7

SANDSPRING RESOURCES LTD.
(An exploration stage entity)

Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Sandspring Resources Ltd. (the “Company” or “Sandspring”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2010.  References to “Sandspring” in the MD&A refer to the Company and its subsidiaries taken as a whole.  This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations.  This discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended June 30, 2010, together with the notes thereto, and the unaudited interim consolidated financial statements for the three and six months ended June 30, 2009, together with the notes thereto.  Results are reported in Canadian dollars, unless otherwise noted.  The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Information contained herein is presented as at August 25, 2010 unless otherwise indicated.

Amounts in US dollars were converted to Canadian dollars at a rate of $1 USD = $1.0484 Canadian dollars.

Further information about the Company and its operations is available on Sandspring’s website at www.sandspringresources.com or on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The Company’s outstanding common shares (the “Common Shares”) are listed on the TSX Venture Exchange under the symbol “SSP”.

Caution Regarding Forward-Looking Statements

Except for statements of historical fact relating to the Company, certain information contained in this MD&A constitutes “forward-looking information” under Canadian securities legislation.  Forward-looking information includes, but is not limited to, statements with respect to the potential of the Company’s properties; the future price of gold; success of exploration activities; costs and timing of future exploration and development; the estimation of mineral resources; conclusions of economic evaluations; requirements for additional capital; and other statements relating to the financial and business prospects of the Company.  Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, “believes”, or variations of such words and phrases.  Forward-looking information is based on the reasonable assumptions, estimates,

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made.  Forward-looking information is inherently subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to risks related to:

•
The Company’s goal of creating shareholder value by concentrating on the development of the Toroparu Gold-Copper Prospect (“Toroparu”) located in the Upper Puruni Area, Guyana (“Upper Puruni Property”), believing that it has the potential to contain economic gold deposits (See “Goal” below);

•	Management’s assessment of future plans for the Upper Puruni Property and Toroparu (See “Mineral Exploration Properties” below as well as “Liquidity and Capital Resources”);
•	Managements’ economic outlook regarding future trends (See “Trends” below);
•
The Company’s exploration budget of $12 million on the Upper Puruni Property, and in particular, the availability of skilled labour, timing and the amount of the expected budget (See “Mineral Exploration Properties” below as well as “Liquidity and Capital Resources”);

•	The Company’s ability to meet its working capital needs at the current level in the short term (See “Outlook and Overall Performance” below as well as “Liquidity and Capital Resources”);
•	Expectations with respect to raising capital (See “Outlook and Overall Performance” below as well as “Liquidity and Capital Resources”);
•	Sensitivity analysis on financial instruments may vary from the amounts disclosed (See “Financial Instruments” below); and
•	Government regulation and environmental liability (See “Risk Factors” below).

Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, other factors could also cause materially different results.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information.  The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Description of Business

The Company was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006.  The Company was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 of the TSX Venture Exchange.  On May 15, 2007, the Company completed its initial public offering of 2,000,000 Common Shares at $0.10 per Common Share, for gross proceeds of $200,000.  The Common Shares began trading on the TSX Venture Exchange effective August 24, 2007, under the symbol “SSP.P” and were halted from trading immediately upon the commencement thereof, pending the announcement of a proposed qualifying transaction as such term is defined in the TSX Venture Exchange Corporate Finance Manual.

On November 24, 2009, the Company announced the completion of the acquisition (the “Acquisition”) of 100% of the issued and outstanding shares of GoldHeart Investments Holdings Ltd. (“GoldHeart”) which qualified as the Company’s qualifying transaction (the “Qualifying Transaction”).  GoldHeart, through its wholly-owned subsidiary ETK Inc. (“ETK”), holds certain mineral and prospecting interests in an area within the Republic of Guyana, South America that the Company refers to as the Upper Puruni Property.

The Company continued out of Alberta and into Ontario effective March 31, 2010.

The Company holds, within the exterior boundaries of the Upper Puruni Property, Toroparu which hosts a National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”) compliant resource consisting of (i) 2.891 million ounces of gold and 288 million pounds of copper in the Indicated Resource category, and (ii) .895 million ounces of gold and 66 million pounds of copper in the Inferred Resource category.  Toroparu is the subject of a technical report (the “Technical Report”) issued by P&E Mining Consultants Inc. (“P&E”) which was completed on July 16, 2010, with an effective date of May 12, 2010 (See “Subsequent Events” below).  The full text of the Technical Report is posted on SEDAR at www.sedar.com.

The Company is in the process of exploring the Upper Puruni Property and has not yet established whether it contains reserves that are economically recoverable.  Currently the Company is focused on Toroparu.  The Company’s ability to ensure continuing operations is dependent on the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete the exploration activities, development and future profitable production.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Goal

The Company’s goal is to provide superior returns to its shareholders by (i) focusing on the exploration and development of its mineral and prospecting interests in the Upper Puruni Property, more specifically Toroparu and (ii) evaluating, and acquiring if appropriate, other mineral opportunities within Guyana.

Outlook and Overall Performance

On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted Common Share purchase warrants (the “Warrants”).  The Warrants are currently exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per Warrant to each warrantholder that exercises its Warrants during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010. Under the program, the Company received gross proceeds of approximately $2.5 million and issued 5,031,368 Common Shares pursuant to the exercise of the Warrants by holders during the early exercise period in accordance with the original terms of the Warrants and issued 466,059 incentive shares to warrantholders.  All incentive shares issued under the early exercise warrant program are subject to a four month hold period from the date of issuance.

On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of special warrants (the “Special Warrants”). In connection with the completion of the bought-deal private placement of Special Warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million.  Each Special Warrant was exercised for one (1) Common Share, pursuant to the qualification of the distribution of Common Shares issuable upon deemed exercise of the Special Warrants by way of short-form prospectus dated April 28, 2010 (See “Subsequent Events” below).

During the six month period ended June 30, 2010, the Company spent $6,484,335 on exploration activities in the Upper Puruni Property, of which $4,279,928 was spent in the second quarter.  At June 30, 2010, the Company had mineral interests valued at $35,418,956, compared to $28,919,768 at December 31, 2009, an increase of about $6.5 million.  The increase in the valuation of the mineral interests was a result of the exploration costs incurred.

At June 30, 2010, the Company had working capital of $6,378,318 compared to $12,119,802 at March 31, 2010, and $1,154,233 at December 31, 2009.  The Company had cash and cash equivalents of $9,086,614 at June 30, 2010 compared to $14,092,492 at March 31, 2010, and $2,896,101 at December 31, 2009.  The increase in cash and cash equivalents during the three

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

months ended March 31, 2010 of about $11.2 million is primarily due to the bought-deal private placement of Special Warrants on March 26, 2010, pursuant to which the Company raised aggregate gross proceeds of about $11,280,000.   Combined with the early exercise warrant incentive program, the Company raised approximately $14.5 million before share issuance costs during the first quarter.  The funds raised by the Company, net of costs, were offset by cash expenditures on exploration activities of $2,204,414 in the first quarter and $4,279,928 in the second quarter plus operating expenses.

See “Mineral Exploration Properties” below.

Trends

The Company anticipates that it will continue to experience net losses as a result of ongoing exploration of the Upper Puruni Property and operating costs until such time as revenue-generating activity is commenced.  The Company’s future financial performance is dependent on many external factors.  Both the price of, and the market for, gold is volatile, difficult to predict, and subject to changes in domestic and international political, social, and economic environments.  Circumstances and events such as current economic conditions and ongoing volatility in the capital markets could materially affect the future financial performance of the Company.  For a summary of other factors and risks that have affected, and which in future may affect, the Company and its financial position, please refer to the sections entitled “Trends” and “Risk Factors” in the Company’s management's discussion and analysis for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com.

Contingencies

The Company’s mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. As at June 30, 2010, the Company does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future and anticipates that such obligations will only arise when mine development commences.

Off-Balance Sheet Arrangements

As of the date of this discussion, the Company has no material off-balance sheet arrangements, such as guarantee contracts, derivative instruments, or any other obligations that would have triggered financing, liquidity, market or credit risk to actual or proposed transactions.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Mineral Exploration Properties

PPMSs, MPs, PLs and small scale claims

All mineral tenure in Guyana is owned by the Government of Guyana and is regulated by the Guyana Geology and Mines Commission (“GGMC”).  The Guyanese mineral tenure system is structured to permit four scales of operation.  These include small scale claims of 1500 x 800 ft. or a river claim consisting of one mile of a navigable river and are restricted to ownership by Guyanese.  Medium scale prospecting permits (“PPMSs”) and medium scale mining permits (“MPs”) cover between 140 to 1200 acres each and are restricted to ownership by Guyanese. Foreigners may enter into joint venture arrangements whereby the two parties jointly develop property subject to PPMSs, MPs and small scale claims.  Prospecting licenses (“PLs”) covering between 500 and 12,800 acres are granted to foreign companies.  Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

ETK’s Positions of Claim Ownership

The Upper Puruni Property consists of a claim block located in the Upper Puruni area of western Guyana which is approximately 210 km west of Georgetown, the capital city of Guyana.  This claim block, roughly 47 km by 32 km in size, is comprised of 164 contiguous PPMSs, 13 MPs and 7 small scale claims that together cover an area of 194,661 acres (78,810 hectares) and 5 contiguous PLs that cover an area of 57,997 acres (23,471 hectares).

Toroparu is located within the exterior boundaries of the Upper Puruni Property and is the subject of the Technical Report.

ETK, the Company’s wholly owned subsidiary, acquired the rights to 5 PLs on September 18, 2002, from the Government of Guyana.  These PLs are held by ETK in its own name. Material components of project expenditures for the PLs that were incurred in the six month period ended June 30, 2010 total $36,789.  In the first quarter, $31,840 was used to purchase geologic mapping equipment.  In the second quarter, $4,949 was used to conduct environmental testing.

ETK also holds interest in PPMSs, MPs and small scale claims in the Upper Puruni Property through joint ventures with local Guyanese businessmen: namely, Alfro Alphonso (“Alphonso”), Wallace (Edgar) Daniels (“Daniels”) and the Godette family (“Godette”) who hold PPMSs, MPs and small scale claims.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Alphonso Joint Venture

The Company has rights to 145 PPMSs, 10 MPs and 7 small scale claims pursuant to the joint venture agreement between ETK and Alphonso (the “Alphonso Joint Venture”).  Toroparu is located within MP A-4/MP/011, which is subject to the terms of the Alphonso Joint Venture.  The Alphonso Joint Venture Agreement stipulates that ETK is the sole operator and has the sole decision-making discretion in all matters related to the conduct of prospecting, exploration, development activities, and mining activities for the recovery of gold or other metals, minerals or gemstones from the joint venture lands.  An in-kind royalty of 6% is payable to Alphonso on all gold production from the claims subject to the Alphonso Joint Venture.

The Alphonso Joint Venture also gives ETK the option (the “Buy-Out Option”) of purchasing 100% of Alphonso’s interest in the Alphonso Joint Venture for the sum of USD$20,000,000.  The Buy-Out Option does not have an expiry date.  There are no credits against the USD$20,000,000 option price for royalty or other payments made by ETK to Alphonso.

The Company’s work has focused on Toroparu.  As noted, the Company has continued the drilling program that was in progress at the time of the Acquisition.  Since the Acquisition, the Company has announced drill results as set out below under “Drilling Results”.

January – March 2010 Expenditures

The following table is a breakdown of the material components of exploration and development expenditures incurred during the first quarter on Toroparu.

Exploration and Development Expenditures	Three Month Period ended March 31, 2010
Consultants	$36,563
Drilling Costs	801,879
Assaying	235,326
Geophysics	115,840
Equipment and Supplies	541,498
Operational Expenses	247,452
Administrative	194,016
Total	$2,172,574

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

April – June 2010 Expenditures

The following table is a breakdown of the material components of exploration and development expenditures incurred during the second quarter on Toroparu.

Exploration and Development Expenditures	Three Month Period ended June 30, 2010
Consultants	$209,918
Drilling Costs	1,552,640
Assaying	408,560
Geophysics	75,841
Environmental	44,770
Equipment and Supplies	1,002,400
Operational Expenses	667,150
Administrative	313,693
Total	$4,274,972

Daniels Joint Venture

Pursuant to the Joint Venture Agreement with Daniels (the “Daniels Joint Venture”), the Company, through its wholly owned subsidiary ETK, has rights to 19 PPMSs and ten parcels of land for which Daniels has applied for the issuance of PPMSs.  Pursuant to the Daniels Joint Venture, ETK acquired sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration of the lands subject to the Daniels Joint Venture. ETK has the exclusive right to mine and sell all gold and other precious metals it may recover from the lands subject to the Daniels Joint Venture.  The Daniels Joint Venture provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for claims which are subject to the Daniels Joint Venture and a 1% net profits interest to Daniels of up to, but not to exceed, USD$50,000 over the term of the Daniels Joint Venture.

The rights to the ten parcels of land mentioned above that are included within the Daniels Joint Venture are subject to a title dispute with a third-party.  The Company monitors the dispute but does not consider it to be of any material significance to the Company as the ten parcels of land do not contain any known material mineral resource.

No geologic work, including surface sampling, trenching, drilling, or mapping has been performed on any of the lands subject to the Daniels Joint Venture Agreement by ETK and no material value has been assigned by the Company to any of these lands at this time.  None of the lands subject to the Daniels Joint Venture Agreement are evaluated or considered in the

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Technical Report.  Exploration expenditures on the Daniels Joint Venture totalled $nil for the three and six month period ended June 30, 2010.

Godette Joint Venture

The Company, through its wholly owned subsidiary ETK, has rights to 3 MPs pursuant to the Godette Joint Venture Agreement (the “Godette Joint Venture”) subject to the obligation of ETK to make monthly rental payments to the Godettes. ETK has sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration on the lands subject to the Godette Joint Venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette Joint Venture also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette Joint Venture for the sum of USD$300,000.  The buyout option does not have an expiry date.  There are no credits against the USD$300,000 option price for royalty or other payments made by ETK to the Godettes.  The MPs that are the subject of the Godette Joint Venture, are not evaluated or considered in the Technical Report as these MPs were acquired by ETK subsequent to the finalization of the Technical Report.

Limited geologic work has been performed by ETK on the land subject to the Godette Joint Venture Agreement and no material value has been assigned by the Company to this land at this time. Exploration expenditures on the Godette Joint Venture totalled $nil for the three and six month period ended June 30, 2010.

Rentals and Royalties

All mineral claims in Guyana are renewed annually through payment of annual rentals on the anniversary of the issue date.  Rentals on the claims controlled by the ETK are payable annually.  ETK has been, and will continue to remain responsible for the payment of rentals.  All rentals are paid in full for all claims as of the date of this discussion.

All minerals produced from Guyana mineral claims are subject to royalties of 5% payable in cash or kind to the Government of Guyana.

Environmental Liabilities

The Upper Puruni Property is not the subject of any known environmental liabilities.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Location of Known Mineralization, Resources, Mine Workings, Tailings Ponds and Improvements

Exploration work within the Upper Puruni Property conducted by ETK has defined a gold/copper resource at Toroparu.  Toroparu is comprised of a 250 x 200 x 30 meter open pit, a gravity separation mill, 60 person camp, administration buildings, mechanical shop, and airstrip.

Permits Required to Conduct Exploration Work

ETK has all necessary permits and permissions currently required to conduct its exploration work and seasonal mining and gravity recovery of gold and other minerals on the Upper Puruni Property.

Drilling Results

The following description of the diamond drilling results has been prepared and verified by Mr. Brian Ray, and is included herein with the consent of Mr. Ray. Mr. Ray is a “qualified person” within the meaning of NI 43-101.

Diamond drilling continued throughout second quarter of 2010 with 21 holes (TPD-067 through 87) totalling 11670 m.

Assay results and composite average grade intervals from 16 drill holes were reported to Jul 26, 2010.

Drilling focused on testing the strike extent of the Toroparu west deposit.  Assay highlights include 151.5 m of 1.07 g/t Au and 0.04% Cu in hole TPD-080.  In Hole TPD-077, two mineralized intervals were intersected:  a) 171 m grading 0.59 g/t Au and 0.07% Cu, followed by, b) 19.5 m returning 0.58 g/t Au and 0.15% Cu.

Intercepts such as 1.21 g/t Au and 0.03 % Cu over 169.5 m in hole TPD-076 indicate the presence of high-grade mineralization which the Company is following up.  Full composite average assay results are listed below in Table 1.

Gold and copper mineralization is hosted by near vertical quartz-calcite veinlets cross-cutting intermediate tuff as disseminated sulphides.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Table 1: Summary of 2010 Drill Hole Composite Assays
Sandspring Resources - Toroparu Project
	Potentially bulk minable interval(s)
Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
TPD-065	31	50	19	0.69	0.08	31	35.5	4.5	1.27	0.01
						44	50	6	0.66	0.16
						80	81.5	1.5	0.57	0.09
						120.5	122	1.5	0.57	0.05
						137	140	3	0.76	0.05
						146	147.5	1.5	0.51	0.05
	159.5	179	19.5	1.06	0.09	159.5	161	1.5	0.62	0.04
						164	179	15	1.27	0.1
						198.5	200	1.5	0.78	0.05
						254	255.5	1.5	4.54	0.01
						458	461	3	1.09	0.02
TPD-066						97.5	99	1.5	1.57	0.19
						177	178.5	1.5	1.43	0.11
	234	499.5	265.5	0.69	0.06	234	235.5	1.5	0.79	0.25
						238.5	241.5	3	0.96	0.42
						253.5	255	1.5	1.21	0.25
						262.5	264	1.5	0.61	0.17
						277.5	285	7.5	0.62	0.18
						294	300	6	0.91	0.12
						315	316.5	1.5	11.81	0.04
						322.5	325.5	3	1.37	0.08
						337.5	342	4.5	1.28	0.1
						354	378	24	1.99	0.09
						390	391.5	1.5	2.92	0.03
						400.5	426	25.5	0.74	0.03
						430.5	432	1.5	0.63	0.03
						438	459	21	1.03	0.01
						468	469.5	1.5	0.87	0.02
						481.5	499.5	18	0.84	0.04
						522	523.5	1.5	0.9	0
						528	529.5	1.5	0.84	0.01
TPD-067						2.5	4	1.5	0.67	0.07

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
						303	304.5	1.5	0.61	0.17
						349.5	352.5	3	0.9	0.24
						366	367.5	1.5	0.67	0.11
						397.5	402	4.5	0.8	0.27
	445.5	469.5	24	0.56	0.12	445.5	447	1.5	1.15	0.14
						453	454.5	1.5	1.2	0.19
						459	460.5	1.5	1.19	0.21
						465	469.5	4.5	0.95	0.16
						492	505.5	13.5	0.61	0.17
						522	525	3	0.66	0.17
						534	535.5	1.5	0.53	0.07
TPD-068						67	68.5	1.5	0.65	0
						235	236.5	1.5	1.51	0.41
						272.5	274	1.5	0.5	0.1
	283	298	15	0.65	0.1	283	286	3	2.14	0.26
						296.5	298	1.5	0.76	0.07
	319	451	132	0.67	0.02	319	322	3	1.03	0.11
						329.5	340	10.5	3.37	0.04
						355	356.5	1.5	1.09	0.03
						370	374.5	4.5	0.91	0.06
						382	386.5	4.5	0.9	0.02
						412	433	21	0.92	0.02
						443.5	448	4.5	0.68	0
						449.5	451	1.5	0.59	0
						476.5	478	1.5	1.18	0.01
						481	482.5	1.5	0.62	0.02
						487	488.5	1.5	0.58	0.01
TPD-069	68	86	18	0.54	0.02	68	69.5	1.5	2.21	0.08
						80	81.5	1.5	0.86	0.01
						84.5	86	1.5	2.88	0.01
	450.5	582.5	132	0.65	0.07	450.5	452	1.5	1.67	0.1
						459.5	461	1.5	0.53	0.19
						462.5	468.5	6	0.79	0.18
						471.5	473	1.5	0.51	0.21
						476	477.5	1.5	0.73	0.16

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
						494	495.5	1.5	0.55	0.06
						503	504.5	1.5	0.63	0.07
						507.5	509	1.5	1.36	0.1
						510.5	554	43.5	1.28	0.07
						560	561.5	1.5	0.85	0
						570.5	572	1.5	0.94	0.01
						581	582.5	1.5	1.44	0
TPD-070						0	4	4	0.74	0.06
						13	14.5	1.5	0.79	0.03
						131.5	133	1.5	1.1	0.05
TPD-071	25.5	300.5	275	0.66	0.08	25.5	27	1.5	1.2	0.04
						30	33	3	0.84	0.27
						45	47	2	0.61	0.07
						50	51.5	1.5	0.62	0.15
						62	63.5	1.5	2.4	0.07
						69.5	71	1.5	1.03	0.09
						89	173	84	0.96	0.07
						191	194	3	0.65	0.14
						209	210.5	1.5	2.46	0.02
						233	234.5	1.5	0.88	0.07
						248	300.5	52.5	1.26	0.13
						333.5	335	1.5	0.54	0.01
						488	489.5	1.5	0.72	0.03
TPD-072						75	91.5	16.5	0.69	0.08
						103.5	105	1.5	0.55	0.01
						121.5	123	1.5	1.02	0.09
						130.5	132	1.5	0.53	0.06
						142.5	144	1.5	1.08	0.07
						196.5	201	4.5	0.92	0.11
						330	331.5	1.5	1.3	0.02
						352.5	354	1.5	0.59	0.03
						360	361.5	1.5	0.63	0.01
						369	370.5	1.5	4.16	0.01
						379.5	381	1.5	0.94	0.04
						391.5	394.5	3	1.17	0.05

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
	423	453	30	0.71	0.03	423	424.5	1.5	4.3	0.03
						436.5	438	1.5	0.55	0.07
						441	453	12	1	0.03
	481.5	490.5	9	0.9	0.02	481.5	483	1.5	0.6	0.02
						486	487.5	1.5	0.67	0.02
						489	490.5	1.5	3.38	0.04
						505.5	507	1.5	0.53	0.02
TPD-073						40	43	3	0.84	0.01
						51	52.5	1.5	1	0.07
						292.5	294	1.5	0.89	0.01
	328.5	382.5	54	0.88	0.06	328.5	333	4.5	0.94	0.05
						339	342	3	1.21	0.06
						349.5	358.5	9	3.01	0.05
						363	382.5	19.5	0.54	0.09
						426	435	9	1.8	0
	483	609	126	0.93	0.01	483	484.5	1.5	0.51	0.01
						487.5	498	10.5	1.75	0.03
						507	520.5	13.5	0.88	0.01
						531	574.5	43.5	1.57	0.02
						585	586.5	1.5	1.17	0.01
						589.5	591	1.5	0.52	0
						600	601.5	1.5	0.52	0.01
						604.5	609	4.5	1.46	0.03
TPD-074						147.5	149	1.5	1.53	0
	176	182	6	0.78	0.05	176	177.5	1.5	1.73	0.08
						180.5	182	1.5	0.79	0.07
						276.5	279.5	3	4.71	0.17
						338	339.5	1.5	1.57	0.01
						368	369.5	1.5	0.81	0.01
TPD-075	1	10	9	3.05	0	1	5.5	4.5	2.65	0
						8.5	10	1.5	10.1	0
						34	35.5	1.5	3.38	0.01
						120	121.5	1.5	1.37	0
						132	133.5	1.5	1.15	0.01
						145.5	148.5	3	1.24	0.01

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

HOLE ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
						175.5	177	1.5	1.17	0
						207	208.5	1.5	43.9	0.01
	244.5	267	22.5	0.52	0.06	244.5	249	4.5	0.84	0.13
						255	256.5	1.5	1.5	0.06
						264	267	3	1.51	0.09
						282	285	3	0.87	0.11
	307.5	328.5	21	0.69	0.15	307.5	310.5	3	1.43	0.52
						319.5	324	4.5	1.6	0.13
						327	328.5	1.5	0.52	0.26
						381	384	3	8.53	0.03
						402	405	3	1.19	0.1
	466.5	525	58.5	0.68	0.12	466.5	468	1.5	0.98	0.38
						478.5	505.5	27	1.18	0.08
						522	525	3	0.75	0.33
TPD-076						205.5	207	1.5	0.94	0.03
	270	294	24	0.52	0.05	270	279	9	0.81	0.09
						292.5	294	1.5	0.5	0.08
						303	304.5	1.5	0.5	0.08
						342	343.5	1.5	0.79	0.06
	352.5	522	169.5	1.21	0.03	352.5	354	1.5	1.59	0.02
						357	366	9	2.09	0.06
						372	373.5	1.5	1.44	0.11
						381	390	9	0.95	0.1
						402	414	12	8.27	0.07
						415.5	417	1.5	0.52	0.07
						433.5	435	1.5	0.51	0.01
						453	454.5	1.5	14.5	0.04
						460.5	462	1.5	2.53	0.02
						471	474	3	2.25	0.03
						480	481.5	1.5	1.09	0.07
						507	519	12	1.27	0.02
						520.5	522	1.5	0.57	0.01
TPD-077	67	77.5	10.5	0.62	0.03	67	70	3	1.04	0.08
						76	77.5	1.5	2.01	0.01
						106	107.5	1.5	1.35	0

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
						176.5	178	1.5	0.64	0.01
						184	185.5	1.5	3.65	0
	203.5	374.5	171	0.59	0.07	203.5	214	10.5	1.01	0.07
						235	244	9	1	0.16
						268	271	3	0.62	0.17
						275.5	277	1.5	0.67	0.3
						277	305.5	28.5	0.96	0.16
						314.5	317.5	3	0.86	0.06
						325	326.5	1.5	0.74	0.13
						328	332.5	4.5	0.73	0.15
						343	344.5	1.5	0.91	0.07
						349	350.5	1.5	0.91	0.15
						370	374.5	4.5	6.28	0.06
						392.5	394	1.5	1.14	0.13
						403	404.5	1.5	1.84	0.08
	592	611.5	19.5	0.58	0.15	592	593.5	1.5	0.69	0.08
						595	596.5	1.5	0.72	0.16
						605.5	607	1.5	2.41	0.21
						610	611.5	1.5	1.83	0.32
TPD-078	7	17.5	10.5	1.28	0.03	7	8.5	1.5	6.3	0.02
						11.5	13	1.5	1.12	0.01
						16	17.5	1.5	0.8	0.06
						66	67.5	1.5	0.58	0.01
						72	73.5	1.5	0.59	0
						78	79.5	1.5	0.78	0
TPD-079						246	247.5	1.5	0.58	0.16
						265.5	267	1.5	0.51	0.03
						348	349.5	1.5	0.62	0
						541.5	543	1.5	0.55	0.05
						579	580.5	1.5	1.72	0.13
						613.5	615	1.5	0.55	0.03
TPD-080						375	376.5	1.5	0.64	0
						385.5	387	1.5	0.69	0.01
	423	681	258	0.82	0.04	423	429	6	2.86	0.02
						445.5	447	1.5	0.66	0.02

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Hole ID	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)	From (m)	To (m)	Interval (m)	Au (g/T)	Cu (%)
						450	451.5	1.5	0.77	0.02
						468	469.5	1.5	2.35	0.04
	498	649.5	151.5	1.07	0.04	498	507	9	3.92	0.01
						516	535.5	19.5	1.06	0.04
						541.5	562.5	21	1.19	0.05
						568.5	583.5	15	2.3	0.03
						586.5	588	1.5	0.74	0.01
						598.5	604.5	6	1.4	0.04
						609	612	3	0.74	0.04
						621	627	6	1.56	0.02
						628.5	630	1.5	0.53	0.04
						636	649.5	13.5	0.84	0.1
						658.5	660	1.5	1.55	0.26
						675	681	6	1.92	0.25

* true widths are estimated at approximately 70% of core length widths; all values >0.5 g/t; bold values >1g/t Au

Analytical testing and reporting of quantitative assays for Holes TPD‐065 to TPD‐080 was performed independently by Acme Analytical Laboratories Ltd. (AcmeLabs). AcmeLabs is an ISO 9001:2008 accredited laboratory for the analytical tests reported, with sample preparation in Georgetown, Guyana and analytical procedures performed in Santiago, Chile and Vancouver, Canada. A system of blanks, standards and duplicates were added to the Toroparu sample stream by the Company to verify accuracy and precision of assay results.

2010 Budget

Project/Property Name	Plans for Project	Planned Expenditures (approx.)	Expenditures to June 30, 2010	Remaining Commitment (approx.)	Timing for Completion of Planned Activities
Upper Puruni Property	(1)	$12.0 million (2)(3)	$7,789,934	$4.21 million	Quarter 4 of fiscal 2010
Prospecting Licenses	(4)	$250,000	$36,789	$213,211	Quarter 4 of fiscal 2010

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

(1)           Sandspring is nearing completion of its initial 2010 exploration program comprising mapping, and geophysical surveys and diamond drilling at an estimated aggregate cost of $9.0 million.  About $1.21 million remains to be spent for fiscal 2010 under this initial program.  In addition, Sandspring has outlined a Proposed Phase I Budget of approximately 10,000 metres of in-fill and step-out diamond drilling plus associated expenses at a total cost of approximately $3.0 million.  This program is outlined in the NI 43-101 technical report completed on July 16, 2010.  A 2011 exploration program will be developed as the results of the 2010 exploration program have been evaluated.
(2)           Excludes acquisition costs and assumes approximately 50,000 metres of diamond drilling, approximately 70 kilometres of ground geophysics, and airborne satellite photography; these planned expenditures have been determined by P&E, after consideration of the results of the 2009 exploration results, to be consistent with the base plan in the final prospectus dated November 13, 2009.
(3)           Discretionary, subject to change if management decides to scale back operations or accelerate exploration.
(4)           Sandspring plans to complete a 2010 exploration program of the PLs comprising of reconnaissance and geologic mapping.  $213,211 remains to be spent for fiscal 2010

Technical Disclosure

Mr. Brian Ray, an employee of the Company, is a Qualified Person as defined under NI 43-101.  Mr. Ray has reviewed and verified the information under the heading “Drilling Results” under Section “Mineral Exploration Properties” above.

NI 43-101 compliant indicated mineral resource was independently modeled by Dr. Wayne Ewert, P.Geo., Mr. Eugene Puritch, P.Eng., Ms. Tracy Armstrong, P.Geo., and Mr. Antoine Yassa, P. Geo.

Overall Objective

The objective of the Company is to develop Toroparu, further explore and expand its geological knowledge related to the Upper Puruni Property, and to pursue the development of mineralization, if discovered, that is economically significant. The Company proposes to also continue to evaluate the acquisition of other high quality exploration properties in order to augment and strengthen its current mineral property portfolio.

To date, factors indicating that the Company may meet its objective include:

•	Sandspring is a Canadian-based junior gold company with solid management;
•	the country of Guyana is mining friendly; and

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

•	Toroparu contains a significant, 43-101 compliant resource.

Summary of Quarterly Results

The Company is an exploration stage entity engaged in the acquisition, exploration, evaluation and development of gold resource properties in Guyana.  Prior to the Qualifying Transaction, the Company was a CPC engaged in the location and acquisition of a suitable target company to complete its Qualifying Transaction.  The following table summarizes the quarterly results of the Company for the eight most recent quarters:

Three Months Ended	Net Loss		Basic and Diluted Loss Per Share	Total Assets	Total Working Capital
June 30, 2010	$(1,559,414)	(1)	$(0.02)	$45,169,222	$6,378,318
March 31, 2010	(2,041,319)	(2)	(0.03)	45,590,260	12,119,802
December 31, 2009	(2,024,292)	(3)	(0.06)	32,090,106	1,154,233
September 30, 2009	(21,708)	(4)	(0.00)	6,491,744	5,649,683
June 30, 2009	(8,899)	(5)	(0.00)	232,737	(57,259)
March 31, 2009	(88,213)	(6)	(0.02)	98,930	(74,160)
December 31, 2008	(450,911)	(7)	(0.10)	128,706	(55,947)
September 30, 2008	(12,474)	(8)	(0.00)	416,627	141,683

1.
Net Loss of $1,559,414 was made up mostly of stock based compensation of $335,436 as various existing options became vested, professional fees of $362,825 relating mostly to various legal expenses incurred as well as the Company’s audit expenses incurred for the annual financial statements along with the preparation of reviewed interim financial statements, shareholder information of $221,920 relating to the Company’s marketing efforts in Canada and abroad, salaries and other benefits of $187,977 to the various officers and employees of the Company, $141,742 of consulting fees for the management of Toroparu, and travel expenses of $123,585.  The Company also incurred a foreign exchange loss of $79,965.  All other expenses related to general administrative and operational costs.

2.
Net Loss of $2,041,319 was made up mostly of stock based compensation of $1,030,947 as the various existing options vested further and new options were issued to certain directors and employees, professional fees of $203,660 relating to the preparation and filing of the short form prospectus, $134,579 of consulting fees for the management of Toroparu, travel expenses of $142,354, shareholder information of $176,719 relating mostly to the early exercise warrant program, and salaries and other benefits of $214,870 to the various officers and employees of the Company as staffing increased

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

due to the increased activities and responsibilities of running the Company’s exploration program.  The Company also incurred a foreign exchange gain of $22,364.  All other expenses related to general administrative and operational costs.

3.
Net Loss of $2,024,292 was made up mostly of stock based compensation of $285,515, professional fees of $916,096 relating to the acquisition of GoldHeart, $181,561 of consulting fees for the management of Toroparu, travel expenses of $84,905 incurred during the private placement, and shareholder information of $112,847 relating to the filing of the prospectus.  The Company also incurred a foreign exchange loss of $347,067.  All other expenses related to general administrative and operational costs.

4.	Net Loss of $21,708 related to administrative and operational costs of the CPC.
5.	Net Loss of $8,899 related to administrative and operational costs of the CPC.
6.
Net Loss of $88,213 was made up of acquisition fees expensed to G&A of $41,025, and travel expenses of $28,088 incurred pursuing a private placement.  All other expenses related to general administrative and operational costs of the CPC.

7.	Net Loss of $450,911 was made up of acquisition fees expensed to G&A of $438,494. All other expenses related to general administrative and operational costs of the CPC.
8.	Net Loss of $12,474 related to administrative and operational costs of the CPC.

Results of Operations

Six months ended June 30, 2010, compared with six months ended June 30, 2009

The Company’s net loss totaled $3,600,733 for the six month period ended June 30, 2010, with basic and diluted loss per share of $0.05. This compares with a net loss of $97,112 with basic and diluted loss per share of $0.02 for the period ended June 30, 2009.  The increase in net loss of $3,503,621 was due to:

•
Stock based compensation expense during the period ended June 30, 2010 was $1,366,383 compared to $nil for the period ended June 30, 2009.  During the six month period ended June 30, 2010, the Company issued 1,120,000 options compared with nil in the comparative period.  Stock based compensation expense varies due to the vesting terms of options.  The options issued vested in accordance with the stock option plan.  Users of the financial statements should be cautious of the valuation of stock based compensation since its calculation is subjective and can impact net loss significantly.  The following table summarizes the stock options that were issued during the period.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Expiry Date	Options Issued	Exercise Price	Options Exercisable
January 8, 2015	100,000	$1.25	50,000
January 22, 2015	200,000	$1.56	100,000
February 4, 2015	50,000	$1.49	50,000
February 8, 2015	140,000	$1.44	82,500
March 29, 2015	630,000	$1.60	630,000
	1,120,000		912,500

Of the 1,120,000 stock options granted during the period, 600,000 were granted to certain directors of the Company, 255,000 were granted to certain consultants to the Company, 215,000 were granted to certain employees of the Company, and 50,000 were granted to an officer of the Company.  The stock options were granted to attract key personnel to the Company.  The fair value of the stock options granted was determined using the Black-Scholes valuation model using subjective inputs.

•
Professional fees for the six month period ended June 30, 2010, were $566,533, an increase of $557,587 compared to the same period in 2009.  This increase can be attributed to  the preparation and filing of the short form prospectus qualifying the distribution of the 7,500,000 Common Shares issued in connection with the private placement along with the Company’s audit expenses incurred in the preparation of the annual financial statements along with the review of the financial statements presented at June 30, 2010.

•
Consulting fees for the six months ended June 30, 2010 totaled $276,261 as compared to $nil for the six months ended June 30, 2009.  The consulting fees are a direct result of the Company’s management of its exploration project.

•
Salaries and other benefits for the six months ended June 30, 2010 totaled $402,807 as compared to $nil for the six months ended June 30, 2009.  The salaries are a direct result of the Company’s efforts to increase staffing in order to effectively manage the exploration of its mineral interest.

•
Shareholder information expense for the six months ended June 30, 2010 totaled $398,591 as compared to $19,423 for the six months ended June 30, 2009.  This expense was incurred while educating shareholders on the activities of the Company, specifically the early exercise warrant program that was concluded on March 26, 2010 (See “Outlook and Overall Performance” above).  The increase is also due to the Company’s efforts to inform potential investors both in Canada and abroad.

•	Travel expense for the six months ended June 30, 2010 totaled $266,329 as compared to $28,088 for the six months ended June 30, 2009. This increase is a result of the

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

advancing number of employees and officers that the Company currently has involved in its exploration as compared to the period ended June 30, 2009.

•
A foreign exchange loss of $56,901 was incurred during the six months period ended June 30, 2010 as compared to $nil for the six months ended June 30, 2009.  The increase is a result of the implementation of the temporal method of foreign currency translation and the introduction of the Guyanese and US dollar accounts inherited upon the acquisition of GoldHeart.

•	All other increases in expenses related to the general working capital purposes of an exploration stage entity as compared to those of the CPC.

Three months ended June 30, 2010, compared with three months ended June 30, 2009

The Company’s net loss totaled $1,559,414 for the three months ended June 30, 2010, with basic and diluted loss per share of $0.02. This compares with a net loss of $8,899 with basic and diluted loss per share of $0.00 for the three months ended June 30, 2009.  The increase in net loss of $1,550,515 was due to:

•
Stock based compensation expense during the three months ended June, 2010 was $335,436 compared to $nil for the three months ended June 30, 2009.  No options were granted during this period, but further vesting of existing options was responsible for the increase.

•
Professional fees for the three months ended June 30, 2010, were $362,825, an increase of $357,129 compared to the same period in 2009.  This increase can be attributed to the Company’s audit expenses incurred in the audit of the annual 2009 financial statements along with the review of the financial statements presented at June 30, 2010.

•
Consulting fees for the three months ended June 30, 2010 totaled $141,742 as compared to $nil for the three months ended June 30, 2009.  The consulting fees are a direct result of the Company’s management of its exploration project.

•
Salaries and other benefits for the three months ended June 30, 2010 totaled $187,977 as compared to $nil for the three months ended June 30, 2009.  The salaries are a direct result of the Company’s efforts to increase staffing in order to effectively manage the exploration of its mineral interest.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

•	Shareholder information expense for the three months ended June 30, 2010 totaled $221,920 as compared to $3,203 for the three months ended June 30, 2009. This expense was incurred while educating shareholders on the activities of the Company, and attempting to inform investors in Canada and abroad.

•
Travel expense for the three months ended June 30, 2010 totaled $123,585 as compared to $nil for the three months ended June 30, 2009.  This increase is a result of the advancing number of employees and officers that the Company currently has involved in its exploration as compared to the period ended June 30, 2009.

•	A foreign exchange loss of $79,965 was incurred during the year as a result of the implementation of the temporal method of foreign currency translation.

•	All other increases in expenses related to the general working capital purposes of an exploration stage entity as compared to those of the CPC.

Private Placement use of proceeds

The following table outlines the proposed use of funds from the net private placement proceeds received from the issuance of 17,143,000 subscription receipts on November 24, 2009 as compared to the actual costs incurred to June 30, 2010.

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 6/30/2010
Use of Proceeds
Work Program
1. Exploration and Drilling
Drill Program Recommended by	$1,452,000	$1,452,000
Technical Report (Phase I & II)

Additional Drilling, Exploration &	$1,170,283	$1,170,283
Camp Costs

2. Mining Claim Renewals	$282,946	$36,789

Payment of Revolving Debt and Reasonable	$350,000	$422,040
Closing Expenses of GoldHeart and ETK (1)

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Payment of Costs Relating to Private Placement	$715,000	$722,728
and Closing

General and Administrative Costs (12 Months)	$1,287,125	$750,823

Total	$5,257,354	$4,554,663

(1)           The total closing costs incurred by GoldHeart and ETK were higher than was originally anticipated due to the length of time it took to close the Qualifying Transaction.

The following table outlines the proposed use of funds from the net private placement proceeds received from the issuance of 7,500,000 special warrants on March 26, 2010 as compared to the actual expenses incurred to 6/30/2010.

	Estimated Portion of Net Proceeds of the Private Placement	Actual expenses incurred to 6/30/2010
Use of Proceeds
Work Program
Exploration and Drilling
Drill Program Recommended by	$7,100,000	$923,809
the Technical Report (Phase I & II)

Geophysical, geochemical and engineering studies	$2,100,000	$75,841

Payment of Costs Relating to Private Placement	$400,000	$850,000
and Closing (1)

General and Administrative Costs (12 Months)	$1,680,000	$420,000

Total	$11,280,000	$2,269,650

(1)           The total closing costs incurred by the Company were higher than was originally anticipated due to the commission structure.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Liquidity and Capital Resources

Historically the Company’s sole source of funding has been the issuance of equity securities for cash.  For the six month period ended June 30, 2010, the following equity transactions were completed:

•
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted Common Share purchase warrants.  The Warrants are currently exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an inducement of an additional 0.08 of a Common Share per Warrant to each warrantholder that exercises its Warrants during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010. Under the program, the Company received gross proceeds of approximately $2.5 million and issued approximately 5,031,368 Common Shares pursuant to the exercise of the Warrants by holders during the early exercise period in accordance with the original terms of the Warrants and issued approximately 466,059 incentive shares to warrantholders.  All incentive shares issued under the early exercise warrant program are subject to a four month hold period from the date of issuance.

•
On March 26, 2010, the Company completed its previously announced bought-deal private placement offering of Special Warrants. In connection with the completion of the bought-deal private placement of Special Warrants, the Company raised gross proceeds of $12 million, including the exercise of the full underwriters’ option of $2 million. Each Special Warrant was exercised for one (1) Common Share, pursuant to the qualification of the distribution of Common Shares issuable upon deemed exercise of the Special Warrants by way of short form prospectus dated April 28, 2010.

The budgeted corporate activities of the Company account for about $2 million in 2010, while the budgeted exploration costs of Toroparu account for about $12 million in 2010.  However, Toroparu is currently not in the production stage.  As a result, the Company has no current sources of revenue and relies on the issuance of Common Shares to generate the funds required to advance its projects.

The Company’s liquidity and ability to access capital resources fluctuates based on the trends previously identified under the heading “Trends”.  Apart from these and the risk factors noted under the heading “Risk Factors” below, management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s liquidity and capital resources.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The Company maintains its surplus funds in cash and guaranteed investment certificates with Canadian banks.

The Company’s working capital was $6,378,318 as at June 30, 2010.  The Company expects to be adequately capitalized to fund its ongoing operations at the current level for the next nine months ending March 31, 2011.  However, additional capital will be required from equity sources to complete the development of the Upper Puruni Property, if warranted.  See “Risk Factors” below.

Commitments

The Alphonso Joint Venture provides that ETK shall commence commercial production, defined as production of 50,000 ounces of gold per year, beginning January 1, 2013.  In addition, future exploration and development cost commitments for ETK under the venture are as follows:

$
2010	-
2011	262,100
2012	262,100
Thereafter	-
524,200

Note Payable

As a result of the Acquisition, the Company assumed a debt owed by ETK to Crescent Global Resources, a company controlled by Crescent Global Gold, in the amount of $1,074,268.

	6/30/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payment to CGR	-	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(3,457)	-
Balance, end of period	274,611	278,068

The outstanding balance is non interest bearing and was paid in full to CGR on July 13, 2010 (See “Subsequent Events” below).

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Subsequent Events

On June 3, 2010 The Company announced the completion of an updated NI 43-101 compliant mineral resource estimate for the Toroparu gold-copper deposit.  The full NI 43-101 Technical Report was publically disclosed by the Company on July 16, 2010.  The full text of the Technical Report is posted on SEDAR.

On July 13, 2010, the Company paid the full balance of $274,611 ($261,934 USD) owed to CGR as a result of the debt assumed from ETK upon the acquisition of GoldHeart.

On July 13, 2010, 20,000 options were exercised at gross proceeds to the Company of $10,000.

Share Capital

The Company is authorized to issue an unlimited amount of common shares.  As of the date of this discussion the Company had 86,819,911 common shares outstanding.  The Company also has 4,957,767 options, and 5,600,882 warrants outstanding that are outlined in the following tables:

Options:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	266,667	$0.10	2.13	266,667
November 24, 2014	3,571,100	$0.50	4.65	2,645,325
January 8, 2015	100,000	$1.25	4.78	50,000
January 22, 2015	200,000	$1.56	4.82	100,000
February 4, 2015	50,000	$1.49	4.85	50,000
February 8, 2015	140,000	$1.44	4.86	82,500
March 29, 2015	630,000	$1.60	5.00	630,000
	4,957,767			3,824,492

Warrants:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,600,882	$1,497,592	$0.50	November 24, 2012

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

In addition, 529,120 compensation options, each convertible into one Common Share and one half of one warrant at a price of $0.35, are outstanding along with 300,000 broker warrants convertible into one Common Share at $1.60.  Therefore the Company had 98,472,240 Common Shares outstanding on a fully diluted basis.

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Company.

Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	6/30/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$-	$13,498
Abraham Drost
Travel expenses reimbursed to a director of the Company,	8,810	-
John R. Adams
Administrative expenses to a company controlled by an	2,188	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	117,082	52,743
a company controlled by a director of the Company, P. Greg Barnes
	$128,080	$66,241

(b)  The Company had the following related party transactions during the three month periods presented:

	6/30/2010	6/30/2009

Travel expenses reimbursed to the President of the Company,	$27,800	$-
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	54,507	-
Richard A. Munson

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Travel expenses reimbursed to a director of the Company,	17,668	-
John R. Adams
Travel expenses reimbursed to a former director of the Company,	-	28,088
Charles Gryba
Administrative expenses reimbursed to the CEO of the Company,	11,190	-
Richard A. Munson
Administrative expenses to a company controlled by an	13,388	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	561,775	-
a company controlled by a director of the Company, P. Greg Barnes
	$686,328	$28,088

i.
For the six months ended June 30, 2010, the Company paid $13,125 to Marrelli CFO Outsource Syndicate Inc.  (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  The Chief Financial Officer is also the president of a firm providing accounting services to the Company.  During the six months ended June 30, 2010, the Company expensed $263 for these accounting services.

Changes in Canadian Accounting Recommendations

New Accounting Standards Not Yet Adopted

International Financial Reporting Standards

In January 2006, the CICA Accounting Standards Board (AcSB) adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011.  The Company has developed an IFRS implementation plan to prepare for this transition.  To date, the Company has engaged third party advisers to assist with the transition and has initiated an assessment of the key areas where changes to current accounting policies may be required.  The table below summarizes the expected timing of activities related to the Company’s transition to IFRS.

Action	Expected Timing
Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.
Complete.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, completion expected during Q4 2010
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, completion expected during Q4 2010
Quantification of the financial statement impact of changes in accounting policies.	Throughout 2010
Management and employee education and training.	Throughout the transition process

Impact of Adopting IFRS on the Company’s Business

As part of its analysis of potential changes to significant accounting policies, the Company is assessing what changes may be required to its accounting systems and business processes. The Company believes that the changes identified to date are minimal and the systems and processes can accommodate the necessary changes.

To date, the Company has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Company's staff and advisers involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Company who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Company.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has identified the following optional exemptions that it expects to apply in its preparation of an opening IFRS statement of financial position as at January 1, 2010, the Company’s “Transition date”:
•           To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the Transition date.
•           To apply IFRS 3 Business Combinations prospectively from the Transition date, therefore not restating business combinations that took place prior to the Transition date.
•           To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the Transition date contain a lease based on the circumstances existing at that date.
•           To apply IAS 23 Borrowing Costs prospectively from the Transition Date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim financial statements in accordance with IFRS for the quarter ending March 31, 2011, the Company may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS will result in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS.  This is not intended to be a complete list of areas where the adoption of IFRS will require a change

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

in accounting policies, but to highlight the areas the Company has identified as having the most potential for a significant change.  The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS.  At the present time, however, the Company is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1)           Exploration and Evaluation Expenditures

Subject to certain conditions, IFRS currently allows an entity to determine an accounting policy that specifies the treatment of costs related to the exploration for and evaluation of mineral properties.

The Company expects to establish an accounting policy to expense, as incurred, all costs relating to exploration and evaluation until such time as it has been determined that a property has economically recoverable reserves.

The application of this policy on the adoption of IFRS will have a significant impact on the Company’s consolidated financial statements.  On adoption of IFRS, the carrying value of the mineral property interests will be reduced to its previously determined fair value at the time of the Company’s acquisition of GoldHeart, with a corresponding adjustment to accumulated deficit. All subsequent exploration and evaluation costs will be expensed as incurred until such time as it has been determined that a property has economically recoverable reserves.

2)           Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value.  Value in use is determined using discounted estimated future cash flows.  Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets will be changed to reflect these differences.  However, the Company does not expect that this change will have an immediate impact on the carrying value of its assets.  The Company will perform impairment assessments in accordance with IFRS at the transition date.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

3)           Share-based Payments
In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

The Company does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

4)           Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations.  A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities will be changed to reflect these differences.  However, the Company does not expect this change will have an immediate impact on the carrying value of its assets.

5)           Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP. The Company does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

6)           Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.  The Company will have a change in its accounting policy of future tax liabilities as they will be reduced to zero with a corresponding reduction to the exploration and evaluation expenditures.

7)           Foreign Currency

IFRS requires that the functional currency of the Company and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The Company is in the process of evaluating any changes to its accounting policies related to foreign currency that would result in a significant change to line items within its financial statements at the Transition date.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

•           The Company’s MD&A for the 2010 interim periods and the year ended December 31, 2010, will include updates on the progress of the transition plan, and, to the extent known, further information regarding the impact of adopting IFRS on key line items in the annual consolidated financial statements.

•           The Company's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending March 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim financial statements for the three months ending March 31, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Company’s transition date IFRS statement of financial position (at January 1, 2010).

Financial Instruments

Canadian GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities.  Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $9,086,614 (December 31, 2009 – $2,896,101) to settle current liabilities of $2,783,930 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at June 30, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$376,936	$-	$-	$376,936
Cash equivalents	8,709,678	-	-	$8,709,678
	$9,086,614	$-	$-	$9,086,614

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at June 30, 2010, would affect net loss and comprehensive loss by approximately $93,306.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at June 30, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Management of Capital

The Company defines capital that it manages as its shareholders’ equity.  When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  Management adjusts the capital structure as necessary in order to support the acquisition, exploration and development of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.  As at June 30, 2010, total shareholders’ equity was $39,612,271 (December 31, 2009 – $27,507,826).

The property in which the Company currently has ownership of is in the exploration stage.  As a result, the Company is dependent on external financing to fund its activities.  In order to carry out its planned exploration programs and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.  In light of this, the Company will continue to assess new properties and seek to acquire an interest in additional properties if it believes there is sufficient potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is appropriate.

The Company is not subject to any externally imposed capital requirements.  The Company believes that its current capital resources will be sufficient to discharge its liabilities as at June 30, 2010.

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

Risk Factors

An investment in the securities of the Company is highly speculative and involves numerous and significant risks.  Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment.  Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.  Please refer to the section entitled "Risk Factors" in the Company's management's discussion and analysis for the fiscal year ended December 31, 2009, available on SEDAR at www.sedar.com.  There have been no significant changes to such risk factors since the date thereof.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make certain estimates that affect the amounts reported in the financial statements.  The accounting estimates considered to be significant are the valuation of the Company’s mineral interests, stock-based compensation, and warrants.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mineral resource properties is dependent entirely upon the discovery of economic mineral deposits.
The Company uses the Black-Scholes model to determine the fair value of options and warrants. The main factor affecting the estimates of stock-based compensation and warrants is the stock price volatility used. The Company uses historical price data and comparables in the estimate of the stock price volatility.

Other items requiring estimates are accounts receivable, accounts payable and accrued liabilities, future income taxes and asset retirement obligations. Changes in the accounting estimates in these items may have a material impact on the financial position of the Company.

Disclosure of Internal Controls

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements, and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the

Sandspring Resources Ltd.
(An exploration stage entity)
Management’s Discussion and Analysis
For the Three and Six Months Ended June 30, 2010

financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i.
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.